News Release
B2Gold Announces an Increased Exploration Budget
at the Fekola North Extension Zone, Mali; and
Updates on El Limon and La Libertad Mines, Nicaragua

Vancouver, June 28, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that the Company has increased the Fekola North Extension zone exploration budget based on very positive exploration drill results to date. The Company also announces that El Limon and La Libertad mines in Nicaragua continue to operate, albeit at somewhat reduced levels of production, in the current environment of political instability in Nicaragua.

Fekola North Extension Zone, Mali: Exploration Update

The 2018 Mali exploration budget will increase by $3.9 million (from $15.1 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company is increasing the number of diamond drills from the current five rigs to eight rigs, as well as one reverse circulation (“RC”) rig and one aircore rig. A total of 39,000 metres have been drilled this year on the Fekola North Extension, and an additional 16,000 metres are now planned for the remainder of 2018.

Exploration drilling of the Fekola North Extension has now extended mineralization over one kilometre north of the Fekola reserve pit boundary. The drilling to date has indicated that the high-grade mineralized shoot in the Fekola reserve deposit not only continues to be well mineralized over one kilometre to the north, but the shoot has now been intersected higher up, closer to surface than originally projected in the Fekola North Extension zone. These results and previous drill results indicate that the potential exists, subject to further drilling, to significantly increase open-pit resources and reserves, north of the current Fekola open-pit reserve. The Fekola North Extension remains open to the north.

Due to the increasing size of the mineralized area, B2Gold now intends to release a new mineral resource for the Fekola deposit including a portion of the Fekola North Extension early in the fourth quarter of 2018.

In addition, based on the positive exploration results to date, the Company’s in-house technical team is conducting engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, and increase tonnage throughput, thereby increasing annual gold production, if, as expected, a larger open-pit resource is confirmed by the current exploration and in-fill drilling. Results of these studies are projected to be available by year-end 2018.

Fekola Mine, Mali

On September 25, 2017, B2Gold announced that its in-house construction team had completed construction of the Fekola mill on budget and commenced ore processing at the Fekola Mine, more than three months ahead of the original schedule. The first gold pour at the Fekola Mine was achieved on October 7, 2017. On November 30, 2017, the Fekola Mine achieved commercial production, one month ahead of the revised schedule and four months ahead of the original schedule. Fekola is projected to produce between 400,000 and 410,000 ounces of gold in 2018 at cash operating costs of between $345 and $390 per ounce and all-in sustaining costs (“AISC”) of between $575 and $625 per ounce (see non-IFRS Measures). Gold production at Fekola in the first quarter of 2018 was well above budget, producing 114,142 ounces of gold. Cash operating costs and AISC were well below budget at $268 per ounce and $486 per ounce, respectively.

Anaconda Zones, Mali: Update

To date, the 2018 drill program at the Anaconda zones, located approximately 25 kilometres from Fekola, has returned additional positive results from the near-surface saprolite zones and the recently-discovered good grade bedrock zones beneath the saprolite (indicating the potential for large, Fekola-style mineralized zones). The planned 2018 drill program at Anaconda has been reduced to allow exploration drilling, for the balance of 2018, to focus on the Fekola North Extension program. However, some exploration continues at Anaconda, with one RC drill and one aircore drill, to continue to test the targets below the saprolite resource and expand the saprolite resource. Further exploration results will be released later in the year.

El Limon and La Libertad Mines, Nicaragua: Update

The Company’s El Limon and La Libertad mines continued operations with some work interruptions and delays in consumable deliveries, due in part to the current political upheaval in Nicaragua.

El Limon Mine is located 120 kilometres to the northeast of the capital city of Managua, Nicaragua. In June 2018, the Company’s operations at El Limon Mine were interrupted by illegal road blockades. The blockades were related to local employment issues for the community and have now been resolved.

Based on the Company’s original guidance, El Limon Mine was projected to produce between 55,000 and 60,000 ounces of gold, representing 6% of B2Gold’s projected consolidated gold production in 2018, at cash operating costs of between $700 and $750 per ounce and AISC of between $1,135 and $1,185 per ounce. In April and May 2018, prior to the recent disruption, production from El Limon had continued to improve, as expected, tracking at or better than budget. The budgeted improvements in April and May 2018 were as a result of measures put in place to improve maintenance and water management, as well as the mining of the Mercedes open pit for the quarter. However, the blockades experienced in June 2018 have affected June production and costs. It is now anticipated that the reduction in production will represent approximately 10% of El Limon’s annual production, and, therefore, El Limon is now forecasting 2018 annual production of between 50,000 and 55,000 ounces.

La Libertad Mine is located 170 kilometres east of Managua. La Libertad maintained continuous production during the current political unrest, however, in June 2018, restrictions to the supply of key consumables (fuel and lime) impacted the budgeted production of gold for the month. This was the result of temporarily replacing higher grade open-pit material with lower-grade spent ore to reduce lime and fuel consumption.

Based on the Company’s original guidance, La Libertad Mine was projected to produce between 115,000 and 120,000 ounces in 2018 representing 13% of B2Gold’s projected 2018 consolidated gold production, at cash operating costs of between $745 and $790 per ounce and AISC of between $1,050 and $1,100 per ounce. Through the end of May 2018, La Libertad was on track for annual gold production (and cost) guidance for the year. However, based on the restricted production for the month of June, La Libertad is now projecting to produce between 110,000 and 115,000 ounces in 2018.

Despite the reduction in projected production at El Limon and La Libertad mines, B2Gold is not reforecasting its overall 2018 consolidated gold production range of 910,000 to 950,000 ounces. This is largely due to the outperformance of the Masbate Mine in the Philippines, the Fekola Mine in Mali and the continued, strong operational performance of the Otjikoto Mine in Namibia. These operations are currently projected to be at, or above, the Company’s projected 2018 guidance.

As a Canadian company, B2Gold believes in, and promotes, constructive dialogue for a peaceful resolution of the current political situation in Nicaragua. The Company’s focus is to support its 3,000 direct and indirect employees, and their families, who have confirmed their desire to continue to work and maintain stability within their communities as much as possible.

B2Gold has been operating in Nicaragua since 2009 and, as a responsible mining company, continues to add value to the local communities and environment by generating sustainable socio-economic and environmental benefits.

El Limon Expansion Study: Update

On February 23, 2018, the Company announced a positive initial open-pit Inferred Mineral Resource at the newly-discovered Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold, containing 812,000 ounces of gold (100% basis) (see news release dated 2/23/2018). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. Mining this large, good grade resource has the potential to decrease El Limon’s cash operating costs per ounce and AISC per ounce, and significantly extend the mine life. The Company is currently conducting engineering and metallurgical studies on the Central zone to evaluate the potential to expand the mill throughput, thereby increasing annual gold production. Initial in-house results indicate a robust case for economic expansion. The results from these studies are expected by the third quarter of 2018.

Qualified Person

Tom Garagan, Senior Vice President of Exploration, a Qualified Person as defined by National Instrument 43-101, has approved the scientific and technical information concerning B2Gold discussed herein.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

With the first full year of production from the large, low-cost Fekola Mine, B2Gold is achieving transformational growth in 2018. Consolidated gold production is forecast to be between 910,000 and 950,000 ounces, representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 versus 2017. Based on current assumptions, in 2018, consolidated cash operating costs are projected to be between $505 and $550 per ounce, and consolidated AISC are projected to be between $780 and $830 per ounce.

ON BEHALF OF B2GOLD CORP.

“Clive Johnson”
President & CEO

For more information on B2Gold, please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

All amounts in this news release are expressed in United States dollars, unless otherwise stated. Production results and B2Gold’s guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% basis.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance, including growth; production estimates and guidance, including B2Gold’s consolidated and project-specific projected gold production; projected operating and production costs, including consolidated and project-specific projected cash operating costs and AISC; and statements regarding anticipated budgets, exploration, development, construction, production and other future activities of B2Gold, including statements regarding: consolidated 2018 gold production forecast being between 910,000 and 950,000 ounces of gold and such representing an increase in annual consolidated gold production of approximately 300,000 ounces for B2Gold in 2018 versus 2017; estimated consolidated cash operating costs and AISC per ounce for 2018; production at the Masbate Mine, Fekola Mine and Otjikoto Mine being at or above the projected 2018 guidance; an additional 16,000 metres of drilling on the Fekola North Extension being planned for the remainder of 2018; the potential to significantly increase open-pit resources and reserves north of the current Fekola reserve; a new mineral resource for the Fekola deposit, its release and the timing thereof; the results of engineering and other technical studies to ascertain the potential to expand the current Fekola Mine and mill facilities, to increase tonnage throughput and thereby increase gold production, the release of such studies and the timing thereof; a large open-pit resource being confirmed by the current in-fill drilling; the potential for large, Fekola-style mineralized zones at the Anaconda zones; the drill results of the Anaconda zones being released later in the year; operations continuing at La Libertad Mine and the revised 2018 annual production guidance for La Libertad operations continuing at El Limon Mine and the estimated reduction in production and the revised 2018 annual production guidance for El Limon; the potential of the Central zones at El Limon to decrease El Limon’s cash operating costs per ounce and AISC per ounce, and extend mine life; and the engineering and metallurgical studies on the Central zone to evaluate the potential to expand the mill throughput thereby increasing annual production, the results of such studies and the timing thereof. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should mining occur or a production decision be made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the uncertainty about the outcome of negotiations with the Government of Mali; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability (including the current ongoing instability in Nicaragua) or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. B2Gold’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at the Websites or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to “mineral resources,” “inferred mineral resources” and “probable mineral reserves.” While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.